November 21, 2024

Gary Atkinson
Chief Executive Officer
Algorhythm Holdings, Inc.
6301 NW 5th Way, Suite 2900
Fort Lauderdale, FL 33309

       Re: Algorhythm Holdings, Inc.
           Registration Statement on Form S-1
           Filed on November 12, 2024
           File No. 333-283178
Dear Gary Atkinson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Marcelle Balcombe